Exhibit 99.1
IFRS-USD Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter Ended June 30, 2010

Q1 revenues grew by 21.0% year on year; sequentially grew by 4.8%

Bangalore, India – July 13, 2010

Highlights

Consolidated results for the quarter ended June 30, 2010

Revenues were $ 1,358 million for the quarter ended June 30, 2010; QoQ growth was 4.8%; YoY growth was 21.0%
  Net income after tax* was $ 326 million for the quarter ended June 30, 2010; QoQ decline was 6.6%; YoY growth was 4.2%
  Earnings per American Depositary Share (ADS)** was 0.57 for the quarter ended June 30, 2010; QoQ decline was 6.6%; YoY growth of 3.6%
  38 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 8,859 employees (net addition of 1,026) for the quarter by Infosys and its subsidiaries
  1,14,822 employees as on June 30, 2010 for Infosys and its subsidiaries
* Excluding the income from sale of our investment in OnMobile Systems, Inc. of US $ 11 mn in Q4 FY10, QoQ decline was 3.6%
** Excluding the income from sale of our investment in OnMobile Systems, Inc. of US $ 11 mn in Q4 FY10, QoQ decline was 3.4%

“While the global economic environment remains uncertain, we continue to see greater demand for services from our clients,” said S. Gopalakrishnan, CEO and Managing Director. “The challenge for the industry is to enhance the investment to grow the business, given the uncertainty in the environment.”

Business outlook

The company’s outlook (consolidated) for the quarter ending September 30, 2010 and for the fiscal year ending March 31, 2011, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS#

Quarter ending September 30, 2010
  Consolidated revenues are expected to be in the range of $ 1,413 million to $ 1,427 million; YoY growth of 22.4% to 23.7%
  Consolidated earnings per American Depositary Share are expected to be in the range of  $ 0.59 to $ 0.60; YoY growth of 5.4% to 7.1%
Fiscal year ending March 31, 2011##
  Consolidated revenues are expected to be in the range of $ 5.72 billion to $ 5.81 billion; YoY growth of 19.0% to 21.0%
  Consolidated earnings per American Depositary Share are expected to be in the range of $ 2.42 to $ 2.52;YoY growth of 5.2% to 9.6%
#	Exchange rates considered for major global currencies: AUD / USD – 0.86; GBP / USD – 1.50; Euro / USD – 1.23
##	Excluding the income from sale of our investment in OnMobile Systems, Inc. of US $ 11 mn in fiscal 2010, the EPS growth is expected to be in the range of 6.1% to 10.5%

Expansion of services and significant projects

With insight and experience of three decades, and improved and enhanced portfolio of services and products, we offer greater value to our clients and stakeholders.

Transformation

We continue to drive transformation for our existing clients; a number of new clients have solicited our help to make their businesses more dynamic and profitable.

A leading aero structures manufacturer engaged our aerospace engineering team to design and develop components for their commercial airplane program. For a global consumer electronics leader, we are re-engineering their global service exchange platform to help meet their growing service needs. A major transformation project we won this quarter was from a large manufacturer of computer systems and provider of related services, in which we are providing business, functional and consulting expertise. A provider of secure electronic payments and credit/debit card processing services engaged us to improve their reporting, monitoring, business intelligence and service. It is  also consulting us to analyze and recommend process improvements. A leading global chemical company engaged us to define sales requirements and implement a sales force automation package for their North American sales force. A producer of specialist aluminium products sought our services for globally harmonizing business processes and implementing next generation enterprise resource planning software. For a global specialty retailer, we conceptualized and launched a platform that provides a comprehensive view of their competitors’ pricing and assortment. We helped a large UK-based retailer revamp its promotions and improve its marketing effectiveness. A European retailer of office automation services consulted us to harmonize their processes and consolidate applications across Europe. A major transformational project won this quarter was from a leading European pipeline engineering company for whom we have implemented an enterprise resource planning system across 32 countries.

Operations

Leading global companies continue to engage us to manage their operations and ensure larger returns to scale for them.

Our expertise in manufacturing and operations helped us win a deal with a global telecom company. We will run the client’s quality and business compliance operations, helping it to offer competitive new products in emerging markets. A European telecom major chose us to design, develop, deploy and maintain an agent desktop application. Among the clients who opted for our product lifecycle management services are a leading oilfield service company and an agri-business major. For a global internet services company, we will develop and maintain a new content management product. A global financial services company selected us to develop a platform for merchants worldwide to deliver card members offers through multiple channels. An investment management company partnered us to implement a new commission system for its wholesale brokers to develop scale and reduce time to market. We managed the North American customer relationship management applications for a manufacturer of automobiles and motorcycles. Another automobile manufacturer selected us as a key partner for development projects in their strategic order management and distribution portfolio. We are implementing a centralized loyalty management system with real time access for a leading retail company. We were instrumental in implementing a single multi-channel order management platform for a reputed British retailer. Our retail solutions team was selected as the single strategic vendor for application services for a North American apparel retailer. We also developed a web property for the B2C online sales for another specialty retailer.

Innovation

We have won major strategic projects this quarter on our strength and ability to innovate products and processes.

A European telecom giant chose us to develop their next generation set top box platform to offer consumers high-definition content and a host of other services. For a large global retailer, we are creating rich mobile applications, with an aim to enhance the shopping experience for their customers. An aircraft manufacturer chose us as their partner to design a new aircraft development program.

“The volatile currency environment is a concern for the industry,” said V. Balakrishnan, Chief Financial Officer. “Our flexible financial and operating model enables us to prioritize our investments and focus on high quality growth even in this tough environment.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 114,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarters ended June 30, 2009,September 30, 2009 and December 31,2009. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India	Sandeep Mahindroo, USA
	+91 (80) 4116 7744	+1 (646) 254 3133
	shekarn@infosys.com	sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India	Peter McLaughlin, USA
	+91 (80) 4156 4998	+1 (213) 268 9363
	Sarah_Gideon@infosys.com	Peter_McLaughlin@infosys.com

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of

(Dollars in millions except share data)
	June 30, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$3,011	$2,698
Available-for-sale financial assets	42	569
Investment in certificates of deposit	393	265
Trade receivables	828	778
Unbilled revenue	228	187
Derivative financial instruments	–	21
Prepayments and other current assets	156	143
Total current assets	4,658	4,661
Non-current assets
Property, plant and equipment	955	989
Goodwill	178	183
Intangible assets	12	12
Deferred income tax assets	62	78
Income tax assets	123	148
Other non-current assets	127	77
Total non-current assets	1,457	1,487
Total assets	$6,115	$6,148
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$5	$2
Derivative financial instruments	6	–
Current income tax liabilities	208	161
Client deposits	4	2
Unearned revenue	125	118
Employee benefit obligations	30	29
Provisions	18	18
Other current liabilities	383	380
Total current liabilities	779	710
Non-current liabilities
Deferred income tax liabilities	1	26
Employee benefit obligations	38	38
Other non-current liabilities	13	13
Total liabilities	831	787
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,067,501 and 570,991,592, net of treasury shares as of June 30, 2010 and March 31, 2010, respectively	64	64
Share premium	695	694
Retained earnings	4,722	4,611
Other components of equity	(197)	(8)
Total equity attributable to equity holders of the company	5,284	5,361
Total liabilities and equity	$6,115	$6,148

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income
(Dollars in millions except share data)
	Three months ended June 30,
	2010	2009
Revenues	$1,358	$1,122
Cost of sales	800	643
Gross profit	558	479
Operating expenses
Selling and marketing expenses	74	53
Administrative expenses	100	88
Total operating expenses	174	141
Operating profit	384	338
Other income, net	53	55
Profit before income taxes	437	393
Income tax expense	111	80
Net profit	$326	$313
Other comprehensive income
Fair value changes on available-for-sale financials assets, net of tax effect of $1 million	(1)	–
Exchange differences on translating foreign operations	(188)	236
Total other comprehensive income	$(189)	$236
Total comprehensive income	$137	$549
Profit attributable to:
Owners of the company	$326	$313
Non-controlling interest	–	–
	$326	$313
Total comprehensive income attributable to
Owners of the company	$137	$549
Non-controlling interest	–	–
	$137	$549
Earnings per equity share
Basic ($)	0.57	0.55
Diluted ($)	0.57	0.55
Weighted average equity shares used in computing earnings per equity share
Basic	571,036,067	570,115,230
Diluted	571,332,571	570,818,075